Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

Xerox “Copies” Dell’s Perot Merger and
Expands its Services Reach

September 30, 2009

Authors: Joseph Walent (joseph.walent@tbri.com), PSBQ Analyst, Lindy Hanson, PSBQ Senior Analyst, and Eugene Zakharov, PSBQ Director

Introduction
On Sept. 28, Xerox announced it would acquire Affiliated Computer Services for $6.4 billion in cash and stock in a deal expected to close in the first quarter of 2010. Under the terms of the deal, ACS will operate as a separate business unit, and will conduct future business as “ACS, a Xerox Company.” TBR believes the acquisition is part of Xerox’s overarching strategy to a become more services-focused company in an effort to increase walletshare within accounts as well as build a backlog of annuity revenue.

Although the IT services market is still highly fragmented, TBR believes it is ripe for additional consolidation, as evidenced by Dell’s acquisition of Perot Systems last week and Xerox’s purchase of ACS. While market consolidation has been ongoing, the fact that the economy appears to be on the cusp of a turnaround and the lure of improved market conditions are increasingly driving companies to take advantage of attractive deal pricing. However, another trend is also contributing to consolidation: It has become challenging for vendors to survive in the current market on hardware alone, resulting in significant investments in building out services and software capabilities. With an increasing number of organizations, such as IBM and HP, now able to offer a one-stop shop of hardware, software and services, competing as a standalone hardware provider has become increasingly difficult. For example, prior to being acquired by HP, EDS had set up an organization called the Agility Alliance, the goal of which was to essentially bring together best-of-breed hardware and software vendors that would be EDS’ preferred vendors, as managing a completely technology-agnostic strategy had become unwieldy. However, many of the original members have undergone significant transformations: Dell acquired Perot, Oracle acquired Sun, EMC has made significant investments in creating a strong software business and now Agility Alliance member Xerox has acquired its own services arm.

TBR believes that the past year’s economic challenges created additional opportunities for Xerox to provide cost savings to its clients. According to Xerox CEO Ursula Burns, customers are looking for technology partners that can not only handle document management, but also offer a range of back-office services to complement what those customers do in the front office. The move by Xerox comes on the heels of Ursula Burns assuming the CEO post in July. The deal will be a litmus test for Burns’ leadership of the company – and success will be mandatory. For ACS, the announced deal puts the past few years’ uncertainty to rest, following management’s attempt to take the company private amid a lackluster performance and pressure from investors to turn the company around or sell it.

Strategic Assessment
TBR believes the acquisition of ACS will mark a clear transition point for Xerox’s transformation from a technology vendor to a business solutions provider. As technology spending softened as a direct result of the worldwide recession, the steady revenue growth posted by ACS over the past four quarters demonstrates the durability of its business model in adverse economies. The combination of Xerox’s document management business with ACS’ back-office operations service offerings will create synergies and opportunity for cross-promotion as well as increased access to international markets for the ACS subsidiary under the aegis of a company with a globally recognized and established brand. The Xerox name is well-known throughout the world, and the company is in the midst of a large push to revitalize itself as a global technology company with strengths in document management and printing. TBR believes Xerox will need to invest in a comprehensive effort to inform the public of its expanded capabilities to improve business operations, while ensuring there is no dropoff in service levels to what were originally ACS customers.

TECHNOLOGY BUSINESS RESEARCH, INC.	www.tbri.com	P: (603) 929-1166	pg. 1

Xerox maintains a global network of direct sales staff (7,500) in offices throughout the world. TBR believes cross-selling of Xerox solutions into the ACS installed base (particularly the ITO segment) in addition to cross-selling ACS services into the Xerox installed base will represent the low-hanging fruit in terms of revenue-generation synergies. In the longer term, we believe that ACS, a Xerox Company, will be able to move into the global BPO market (estimated to be worth $150 billion), though this will require expansion of both onshore and offshore delivery capabilities. Xerox is following many of the other leaders in business hardware that have similarly pushed to expand their services capabilities. As competitors expand, TBR believes that Xerox is feeling increasing pressure to expand its own value proposition around its business hardware and document management solutions. With the acquisition of ACS, Xerox will now be able to offer F&A, customer care, ITO and managed infrastructure services in tandem with its existing business lines of printers, copiers and managed printing services. TBR likens Xerox’s purchase of ACS to that of Dell and Perot last week, HP and EDS last year or IBM and PwC Consulting in 2002. In all three cases, the purchase aims to quickly push the acquirer in a new direction, and open a new market that had been largely underserved by the company due to inadequate resources, a lack of market familiarity, or both.

The combination of Xerox with ACS’ work with both commercial and government clients is well-timed, given the expected shifts in the healthcare industry. TBR believes ACS’ offerings to healthcare providers and its established presence in Medicaid Management Information Systems will blend well with Electronic Health Records initiatives and the push to make government offices more efficient and create cost savings in commercial concerns. ACS’ recently launched Federal Business unit, in combination with its state and local government business, will be well-positioned to secure funding earmarked under the ARRA to digitize medical records. Operating as a business unit of Xerox, TBR believes ACS will carry increased clout to secure the influx of business expected once Congress has determined the near-term path for healthcare. We also believe this will be a strong play on the international stage; as healthcare management is increasingly a concern for all countries, TBR believes Xerox will be able to leverage ACS’ developed capabilities to push further into the world market.

The real value TBR expects Xerox to gain from the deal will be the impetus to shift the perception of the business from a print technology hardware provider to that of a business solutions provider. The pursuit of such a shift is commonplace throughout the technology field, as packaged solutions and integrated expertise has become the norm. The success of Xerox’s strategy will hinge on how quickly it is able to take its new BPO and ITO capabilities to market as packaged solutions with quickly realized ROI.

TBR believes that at the most basic level, Xerox and ACS work to provide efficiencies and labor savings for their customers. It is in this regard that the two companies will be able to proceed as one at the conclusion of the sale in early 2010, going to market as a business efficiency provider. Like the HP/EDS deal and the Dell/Perot deal, the key will be making the integration successful, as the companies’ cultures (services versus hardware) differ. However, with little overlap in their portfolios, we believe the biggest integration challenges will center around ensuring that cost synergies (most likely overhead) are leveraged and that the joint-go-to-market model is successfully executed to allow the combined organization to expand walletshare across the combined installed base as well as pursue new customers.

The following table provides TBR’s analysis of the combined capabilities of ACS and Xerox across geographies, lines of business, scale and scope.

TECHNOLOGY BUSINESS RESEARCH, INC.	www.tbri.com	P: (603) 929-1166	pg. 2

TBR Analysis of Xerox /ACS Combined Business (Calendar 3Q08-2Q09)
ACS	XEROX	COMBINED	TBR ANALYSIS
TOTAL REVENUE	$6.5 billion	$16.0 billion	~$22.5 billion	ACS’ clear focus on BPO services will integrate well with Xerox’s business enabling technology.
SERVICES REVENUE	$6.5 billion	$3.2 billion	~$10 billion
OPERATING MARGIN	10.5%	7.4%	8.3%	The purchase will provide immediate operating margin expansion and positive cash flow in the first year.
HEADCOUNT	74,000	57,100	131,100	Xerox’s acquisition of ACS more than doubles its headcount, creating possible integration problems.
LINES OF BUSINESS				With little crossover in portfolios, there will be little cannibalization of business, but synergies will be difficult to generate. TBR believes many existing Xerox Global Accounts will have BPO providers already engaged.
GEOGRAPHIES				ACS relies primarily on the U.S. for revenue streams. Xerox’s global presence will create more varied markets for the companies.
Managed Services 10% Post Sales 42% Equipment Sales 17% BPO 25% ITO 6% Managed Services 13% Post Sales 59% Equipment Sales 23% BPO 5% BPO 78% ITO 22% US 54% Europe 33% Other 13% Other 5% Europe 3% US 92% US 65% Other 11% Europe 24%
SOURCE: TBR ESTIMATES, XEROX AND ACS.

The deal has been positioned as part of an effort to meld back-office document management services with both front- and back-office business processing services. While TBR believes there are synergies for the combined company in this area, much like Dell’s acquisition of Perot, we would view this as a foundational acquisition. It will provide a good opportunity for Xerox to get its feet wet in the services business; however, much work and investment remains from the geographical, vertical-market and portfolio perspectives before Xerox can transform itself into an end-to-end services competitor on the scale of IBM or HP. Much like the Dell/Perot deal, we believe this is a watershed event for Xerox, but not one that will initially make significant ripples in the overall IT services market. From a cross-selling perspective, according to Xerox, there is about a 20% customer overlap between itself and ACS, which gives Xerox about 80% of ACS’ customers that it can now try to sell into. TBR believes the issue will be with the Xerox sales force’s ability to sell ACS’ portfolio, given the complex nature of outsourcing contracts. Its sales staff will need to be re-trained and potentially expanded/ replaced since the entry point in these accounts may need to be different as well. In looking at the ACS installed base, ACS brings contracts with more than 1,700 federal, state, county and local governments, and also has a presence in such sectors as telecommunications, retail, financial services, healthcare and education, and provides Xerox with recurring revenue and multiple relationships.

TECHNOLOGY BUSINESS RESEARCH, INC.	www.tbri.com	P: (603) 929-1166	pg. 3

One other negative aspect of the deal involves the potential impact to Xerox’s credit rating. As Xerox assumes $2 billion of ACS debt and adds another $300 million of convertible preferred stock, organizations such as Standard & Poor’s have indicated that Xerox’s credit rating will likely take a hit, potentially limiting the company’s ability to raise capital in the future.

TBR Comparison to Dell/Perot and HP/EDS acquisitions

Comparison to Dell/Perot and HP/EDS acquisitions
	ACS	PEROT	EDS
Revenue	$6,523	$2,643	$22,649
Operating Income	$685	$182	$1,011
Net Income	$350	$118	$636
Purchase Price	$6,400	$3,900	$13,900
Revenue/Purchase $1	$0.98	$1.48	$0.62
Operating Income/Purchase $1	$0.11	$0.05	$0.07
Net Income/Purchase $1	$0.05	$0.03	$0.05

TBR Position
Overall, TBR believes the acquisition of ACS is a positive development for both companies, though there is no doubt that Xerox will face challenges as it works to integrate a services culture with a hardware culture. However, predecessors such as HP and IBM have proven that this can be successfully accomplished. Additionally, Xerox has a global reputation as a printing and copy provider, and it will require a good deal of investment and effort to recast itself as a business solutions provider. Although Xerox plans to have ACS operate as its own entity in the near term, TBR believes it will need to brand the ITO and BPO service as Xerox within a year of the deal to recast itself in its new image. (HP faced a similar challenge recently when it rebranded its EDS outsourcing group as HP Enterprise Services one year after the close of the acquisition.) Most importantly, however, the acquisition allows Xerox to move squarely out of its sweet spot of providing print solutions, allowing it to expand into complementary business workflow services, which is key given that businesses are looking to streamline their processes to help drive down costs and increase revenues. TBR believes this is the first step in transforming Xerox into a more services-led organization.

TECHNOLOGY BUSINESS RESEARCH, INC.	www.tbri.com	P: (603) 929-1166	pg. 4

Forward-Looking Statements

This document contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.